

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2024

Lisa Locklear
Chief Financial Officer
Longeveron Inc.
1951 NW 7th Avenue, Suite 520
Miami, Florida 33136

> **Re: Longeveron Inc.**
> **Registration Statement on Form S-1**
> **Filed on March 19, 2024**
> **File No. 333-278073**

Dear Lisa Locklear:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Adam Wicks